Golden Queen Mining Co. Ltd.
6411 Imperial Avenue
West Vancouver, British Columbia, V7W 2J5
Telephone: 604-921-7570

November 19, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention: Sandy Eisen

Dear Sirs and Mesdames:

Re:	Golden Queen Mining Co. Ltd. (the “Issuer”)
Form 10-K for Fiscal Year Ended December 31, 2009
File #0-21777

Further to the letter on our behalf from Morton & Company dated October 14, 2010, we advise that we anticipate filing an amended Form 10-K within ten (10) days of this letter.

We trust the foregoing is satisfactory. Should you have any questions or comments, please do not hesitate to contact the undersigned.

Yours truly,

GOLDEN QUEEN MINING CO. LTD.

/s/ Lutz Klingmann
Per: Lutz Klingmann
President

Suite 1200 – 750 West Pender Street, Vancouver, B.C. V6C 2T8 • Website: www.mortonandco.com
Telephone: 604.681.1194 • Facsimile: 604.681.9652 * A Partnership of Law Corporations